Registration No.  333-147926
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1594

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 4, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



            Lone Star Core Portfolio, 1st Quarter 2008 Series

                                 FT 1594


FT 1594 is a series of a unit investment trust, the FT Series. FT 1594 consists of a single portfolio known as Lone Star Core Portfolio, 1st Quarter 2008 Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying five specialized strategies. Because the initial selection of the Securities in the Trust's portfolio includes companies which have completed corporate spin-offs after a strategy's selection date, the Trust's portfolio will include Securities of the companies in the approximate proportion to the value of such companies at the time of the spin-off. The objective of the Trust is to provide the potential for above-average capital appreciation.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-1675


             The date of this prospectus is January 4, 2008

                            Table of Contents


Summary of Essential Information                                       3
Fee Table                                                              4
Report of Independent Registered Public Accounting Firm                5
Statement of Net Assets                                                6
Schedule of Investments                                                7
The FT Series                                                         13
Portfolio                                                             13
Risk Factors                                                          16
Hypothetical Performance Information                                  17
Public Offering                                                       18
Distribution of Units                                                 20
The Sponsor's Profits                                                 22
The Secondary Market                                                  22
How We Purchase Units                                                 22
Expenses and Charges                                                  22
Tax Status                                                            23
Retirement Plans                                                      26
Rights of Unit Holders                                                26
Income and Capital Distributions                                      27
Redeeming Your Units                                                  27
Investing in a New Trust                                              28
Removing Securities from the Trust                                    29
Amending or Terminating the Indenture                                 29
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                            30
Other Information                                                     31

                     Summary of Essential Information

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


At the Opening of Business on the Initial Date of Deposit-January 4, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                    47,967
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/47,967
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (2)                                                  9.900
   Less Deferred Sales Charge per Unit                                                                          (.145)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.755
   Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
   Less Organization Costs per Unit (5)                                                                         (.029)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .1381
Cash CUSIP Number                                                                                          30273E 106
Reinvestment CUSIP Number                                                                                  30273E 114
Fee Accounts Cash CUSIP Number                                                                             30273E 122
Fee Accounts Reinvestment CUSIP Number                                                                     30273E 130
FTPS CUSIP Number                                                                                          30273E 148
Security Code                                                                                                  048867
Ticker Symbol                                                                                                  FSTRJX

First Settlement Date                                     January 9, 2008
Mandatory Termination Date (7)                            April 3, 2009
Rollover Notification Date (8)                            March 1, 2009
Special Redemption and Liquidation Period (8)             March 15, 2009 to April 3, 2009
Distribution Record Date                                  Tenth day of each month, commencing January 10, 2008.
Distribution Date (6)                                     Twenty-fifth day of each month, commencing January 25, 2008.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least
$1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of the Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees
Maximum Sales Charge
Initial sales charge                                                                                 1.00%(a)     $.100
Deferred sales charge                                                                                1.45%(b)     $.145
Creation and development fee                                                                         0.50%(c)     $.050
                                                                                                     _______      _______
Maximum Sales Charge (including creation and development fee)                                        2.95%        $.295
                                                                                                     =======      =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .290%(d)     $.0290
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                   .060%        $.0060
Trustee's fee and other operating expenses                                                           .161%(f)     $.0161
                                                                                                     =======      =======
Total                                                                                                .221%        $.0221
                                                                                                     =======      =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

            1 Year      3 Years     5 Years     10 Years
            ______      _______     _______     ________
            $346        $852        $1,139      $2,340

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 18, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm



The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1594


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 1594, comprising Lone Star Core Portfolio, 1st Quarter 2008 Series (the "Trust"), as of the opening of business on January 4, 2008 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on January 4, 2008, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 1594, comprising Lone Star Core Portfolio, 1st Quarter 2008 Series, at the opening of business on January 4, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
January 4, 2008

                         Statement of Net Assets

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


                    At the Opening of Business on the
                 Initial Date of Deposit-January 4, 2008



                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $474,871
Less liability for reimbursement to Sponsor for organization costs (3)                                     (1,391)
Less liability for deferred sales charge (4)                                                               (6,955)
Less liability for creation and development fee (5)                                                        (2,398)
                                                                                                         ________
Net assets                                                                                               $464,127
                                                                                                         ========

Units outstanding                                                                                          47,967
Net asset value per Unit (6)                                                                             $  9.676

                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $479,668
Less maximum sales charge (7)                                                                             (14,150)
Less estimated reimbursement to Sponsor for organization costs (3)                                         (1,391)
                                                                                                         ________
Net assets                                                                                               $464,127
                                                                                                         ========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 3, 2009.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $500,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 18, 2008 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2008. If Unit holders redeem Units before June 20, 2008, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


At the Opening of Business on the Initial Date of Deposit-January 4, 2008


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
______________________________________                                    ____________   ______     _________   _____________
Target Growth Strategy Stocks (36.03%):
ACL          Alcon, Inc. +                                                  1.19%            40     $140.96     $  5,638
APH          Amphenol Corporation                                           1.20%           130       43.94        5,712
AAPL         Apple Inc. *                                                   1.19%            29      194.97        5,654
AVP          Avon Products, Inc.                                            1.20%           144       39.65        5,710
CAM          Cameron International Corporation *                            1.20%           109       52.11        5,680
CF           CF Industries Holdings, Inc.                                   1.20%            49      115.84        5,676
CL           Colgate-Palmolive Company                                      1.20%            73       77.89        5,686
ESRX         Express Scripts, Inc. *                                        1.19%            76       74.53        5,664
FTI          FMC Technologies, Inc. *                                       1.20%            88       64.88        5,709
FWLT         Foster Wheeler Ltd. +*                                         1.21%            34      169.17        5,752
GRMN         Garmin Ltd. +                                                  1.21%            63       90.95        5,730
HUM          Humana Inc. *                                                  1.21%            71       80.62        5,724
JEC          Jacobs Engineering Group Inc. *                                1.20%            56      101.58        5,688
LMT          Lockheed Martin Corporation                                    1.20%            53      107.93        5,720
CG           Loews Corp.-Carolina Group                                     1.20%            68       83.86        5,702
MTW          The Manitowoc Company, Inc.                                    1.20%           122       46.67        5,694
MA           MasterCard, Inc.                                               1.21%            27      212.12        5,727
MDR          McDermott International, Inc. +*                               1.20%            92       62.11        5,714
WFR          MEMC Electronic Materials, Inc. *                              1.20%            65       87.88        5,712
MSFT         Microsoft Corporation                                          1.20%           161       35.37        5,695
MICC         Millicom International Cellular S.A. +*                        1.20%            49      116.47        5,707
MOS          The Mosaic Company *                                           1.19%            58       97.71        5,667
NOV          National-Oilwell Varco Inc. *                                  1.20%            74       76.81        5,684
NE           Noble Corporation +                                            1.20%           100       57.01        5,701
PEP          PepsiCo, Inc.                                                  1.20%            75       75.78        5,683
POT          Potash Corporation of Saskatchewan Inc. +                      1.21%            39      146.88        5,728
PCP          Precision Castparts Corp.                                      1.20%            40      142.57        5,703
RIMM         Research in Motion Limited +*                                  1.21%            51      112.82        5,754
SLB          Schlumberger Limited +                                         1.21%            56      102.31        5,729
THI          Tim Hortons, Inc. +                                            1.20%           153       37.18        5,689

S&P Target SMid 60 Strategy Stocks (19.99%):
ACTL         Actel Corporation *                                            0.22%            81       12.99        1,052
ALK          Alaska Air Group, Inc. *                                       0.45%            91       23.20        2,111
AFG          American Financial Group, Inc.                                 0.45%            75       28.28        2,121
ARW          Arrow Electronics, Inc. *                                      0.44%            56       37.48        2,099
ATO          Atmos Energy Corporation                                       0.22%            38       27.79        1,056
VOXX         Audiovox Corporation *                                         0.22%            88       12.00        1,056
CAR          Avis Budget Group Inc. *                                       0.44%           176       11.97        2,107
AVA          Avista Corporation                                             0.22%            50       21.17        1,059
BLC          Belo Corp. (Class A)                                           0.45%           129       16.41        2,117
BOBE         Bob Evans Farms, Inc.                                          0.44%            82       25.59        2,098
BRKS         Brooks Automation Inc. *                                       0.22%            86       12.31        1,059
XEC          Cimarex Energy Co.                                             0.45%            49       43.20        2,117
PSS          Collective Brands, Inc. *                                      0.44%           130       16.18        2,103
CLP          Colonial Properties Trust                                      0.22%            49       21.53        1,055
CBU          Community Bank System, Inc.                                    0.22%            55       19.29        1,061
CORS         Corus Bankshares, Inc.                                         0.22%           100       10.55        1,055
RE           Everest Re Group, Ltd. +                                       0.45%            21      100.58        2,112

                    Schedule of Investments (cont'd.)

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


                    At the Opening of Business on the
                 Initial Date of Deposit-January 4, 2008


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
______________________________________                                    ____________   ______     _________   _____________
S&P Target SMid 60 Strategy Stocks (cont'd):
FBP          First BanCorp. +                                               0.22%           132     $  8.01     $  1,057
FED          FirstFed Financial Corp. *                                     0.22%            29       35.96        1,043
FRED         Fred's, Inc.                                                   0.22%           114        9.27        1,057
GMT          GATX Corporation                                               0.45%            59       35.95        2,121
THG          Hanover Insurance Group Inc.                                   0.45%            47       44.96        2,113
HCC          HCC Insurance Holdings, Inc.                                   0.44%            75       28.13        2,110
HTCH         Hutchinson Technology Incorporated *                           0.22%            40       26.16        1,046
IDA          IDACORP, Inc.                                                  0.45%            62       34.05        2,111
JAKK         JAKKS Pacific, Inc. *                                          0.22%            47       22.44        1,055
JAS          Jo-Ann Stores, Inc. *                                          0.22%            97       10.91        1,058
KSU          Kansas City Southern *                                         0.45%            65       32.52        2,114
KELYA        Kelly Services, Inc.                                           0.44%           119       17.70        2,106
KEM          KEMET Corporation *                                            0.45%           315        6.70        2,111
KND          Kindred Healthcare, Inc. *                                     0.44%            88       23.98        2,110
LZB          La-Z-Boy Incorporated                                          0.22%           119        8.86        1,054
LEE          Lee Enterprises Incorporated                                   0.44%           179       11.78        2,109
LPNT         LifePoint Hospitals, Inc. *                                    0.44%            72       29.19        2,102
MKSI         MKS Instruments, Inc. *                                        0.22%            59       18.01        1,063
MHK          Mohawk Industries, Inc. *                                      0.45%            29       73.55        2,133
NPK          National Presto Industries, Inc.                               0.23%            21       50.98        1,071
CHUX         O'Charley's Inc.                                               0.22%            75       14.01        1,051
PBY          The Pep Boys-Manny, Moe & Jack                                 0.22%            99       10.66        1,055
PLAB         Photronics, Inc. *                                             0.22%            86       12.23        1,052
PNM          PNM Resources Inc.                                             0.44%           103       20.43        2,104
PLFE         Presidential Life Corporation                                  0.22%            62       17.10        1,060
RFMD         RF Micro Devices, Inc. *                                       0.44%           390        5.41        2,110
SAFT         Safety Insurance Group, Inc.                                   0.22%            29       35.85        1,040
SCHL         Scholastic Corporation *                                       0.45%            63       33.61        2,117
SCHS         School Specialty, Inc. *                                       0.22%            32       32.99        1,056
SIGI         Selective Insurance Group, Inc.                                0.22%            46       22.85        1,051
SRP          Sierra Pacific Resources                                       0.45%           127       16.65        2,115
SAH          Sonic Automotive, Inc.                                         0.22%            57       18.46        1,052
SFN          Spherion Corporation *                                         0.22%           161        6.55        1,055
SSI          Stage Stores, Inc.                                             0.22%            77       13.67        1,053
TDW          Tidewater Inc.                                                 0.45%            38       56.25        2,137
THS          TreeHouse Foods, Inc. *                                        0.22%            48       22.01        1,056
UFCS         United Fire & Casualty Company                                 0.22%            36       29.01        1,044
URI          United Rentals, Inc. *                                         0.45%           116       18.26        2,118
VSH          Vishay Intertechnology, Inc. *                                 0.45%           187       11.30        2,113
VOL          Volt Information Sciences, Inc. *                              0.22%            61       17.39        1,061
BER          W.R. Berkley Corporation                                       0.44%            72       29.29        2,109
WERN         Werner Enterprises, Inc.                                       0.45%           128       16.52        2,115
WR           Westar Energy, Inc.                                            0.45%            84       25.16        2,113

                    Schedule of Investments (cont'd.)

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


                    At the Opening of Business on the
                 Initial Date of Deposit-January 4, 2008


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
______________________________________                                    ____________   ______     _________   _____________
Value Line(R) Diversified Target 40 Strategy Stocks (19.98%):
AET          Aetna Inc.                                                     0.49%            41     $ 57.21     $  2,346
ATK          Alliant Techsystems Inc. *                                     0.50%            21      112.64        2,365
ADM          Archer-Daniels-Midland Company                                 0.50%            52       45.73        2,378
BBY          Best Buy Co., Inc.                                             0.50%            48       49.24        2,364
CRS          Carpenter Technology Corporation                               0.50%            32       74.30        2,378
CVH          Coventry Health Care, Inc. *                                   0.50%            40       58.75        2,350
CMI          Cummins Inc.                                                   0.50%            38       62.88        2,389
DVA          DaVita, Inc. *                                                 0.50%            43       55.61        2,391
DELL         Dell Inc. *                                                    0.50%           100       23.71        2,371
DKS          Dick's Sporting Goods, Inc. *                                  0.50%            83       28.78        2,389
DST          DST Systems, Inc. *                                            0.50%            30       79.59        2,388
DD           E.I. du Pont de Nemours and Company                            0.50%            54       44.08        2,380
DISH         EchoStar Communications Corporation (Class A) (5)*             0.45%            64       33.17        2,123
SATS         EchoStar Holding Corp. (5)*                                    0.05%             7       35.50          249
FTO          Frontier Oil Corporation                                       0.50%            62       38.01        2,357
BGC          General Cable Corporation *                                    0.50%            33       71.95        2,374
HAL          Halliburton Company                                            0.50%            61       39.12        2,386
HLX          Helix Energy Solutions Group Inc. *                            0.50%            56       42.57        2,384
HP           Helmerich & Payne, Inc.                                        0.50%            58       40.94        2,375
HPC          Hercules Incorporated                                          0.50%           128       18.56        2,376
HUM          Humana Inc. *                                                  0.49%            29       80.62        2,338
IBM          International Business Machines Corporation                    0.51%            23      104.90        2,413
IP           International Paper Company                                    0.50%            73       32.68        2,386
JCI          Johnson Controls, Inc.                                         0.50%            68       35.02        2,381
KCI          Kinetic Concepts, Inc. *                                       0.50%            44       53.97        2,375
NDAQ         Nasdaq Stock Market Inc. *                                     0.50%            50       47.33        2,366
OMC          Omnicom Group Inc.                                             0.50%            51       46.51        2,372
PH           Parker Hannifin Corporation                                    0.50%            33       71.84        2,371
PBG          The Pepsi Bottling Group, Inc.                                 0.50%            60       39.85        2,391
RDC          Rowan Companies, Inc.                                          0.50%            58       40.79        2,366
SWY          Safeway Inc.                                                   0.50%            72       32.90        2,369
SPLS         Staples, Inc.                                                  0.50%           109       21.84        2,381
SYY          SYSCO Corporation                                              0.50%            78       30.48        2,377
TPX          Tempur-Pedic International Inc.                                0.50%            98       24.15        2,367
TRH          Transatlantic Holdings, Inc.                                   0.49%            32       73.06        2,338
TRV          The Travelers Companies, Inc.                                  0.50%            45       53.06        2,388
UNH          UnitedHealth Group Incorporated                                0.50%            42       56.93        2,391
WMT          Wal-Mart Stores, Inc.                                          0.50%            51       46.38        2,365
WLP          WellPoint, Inc. *                                              0.50%            27       88.00        2,376
WDC          Western Digital Corporation *                                  0.50%            84       28.38        2,384
XRX          Xerox Corporation *                                            0.50%           151       15.70        2,371

                    Schedule of Investments (cont'd.)

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


                    At the Opening of Business on the
                 Initial Date of Deposit-January 4, 2008


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
______________________________________                                    ____________   ______     _________   _____________
Target Diversified Dividend Strategy Stocks (18.00%):
ADVNB        Advanta Corp. (Class B)                                        0.45%           284     $  7.51     $  2,133
AMWD         American Woodmark Corporation                                  0.45%           116       18.44        2,139
ABFS         Arkansas Best Corporation                                      0.45%           110       19.38        2,132
T            AT&T Inc.                                                      0.45%            52       41.39        2,152
COHU         Cohu, Inc.                                                     0.45%           137       15.54        2,129
CFC          Countrywide Financial Corporation                              0.45%           244        8.77        2,140
DHI          D.R. Horton, Inc.                                              0.45%           176       12.15        2,138
DBD          Diebold, Incorporated                                          0.45%            75       28.56        2,142
DOW          The Dow Chemical Company                                       0.45%            55       38.53        2,119
DTE          DTE Energy Company                                             0.45%            49       43.38        2,126
LLY          Eli Lilly and Company                                          0.45%            40       52.99        2,120
FOR          Forestar Real Estate Group Inc. (6)*                           0.11%            24       22.44          539
GFG          Guaranty Financial Group, Inc. (6)*                            0.07%            22       15.50          341
IMN          Imation Corp.                                                  0.45%           106       20.13        2,134
TEG          Integrys Energy Group, Inc.                                    0.45%            42       50.43        2,118
IWA          Iowa Telecommunications Services Incorporated                  0.45%           135       15.84        2,138
KELYA        Kelly Services, Inc.                                           0.45%           121       17.70        2,142
KFT          Kraft Foods Inc.                                               0.45%            67       31.80        2,131
LCAV         LCA-Vision Inc.                                                0.45%           119       17.99        2,141
LEN          Lennar Corporation                                             0.45%           128       16.72        2,140
LAD          Lithia Motors, Inc.                                            0.45%           167       12.78        2,134
LPX          Louisiana-Pacific Corporation                                  0.45%           163       13.07        2,130
MBI          MBIA Inc.                                                      0.45%           115       18.55        2,133
NTE          Nam Tai Electronics, Inc. +                                    0.45%           179       11.92        2,134
OSG          Overseas Shipholding Group, Inc.                               0.45%            28       75.64        2,118
PTEN         Patterson-UTI Energy, Inc.                                     0.45%           104       20.59        2,141
PFE          Pfizer Inc.                                                    0.45%            92       23.18        2,133
PNW          Pinnacle West Capital Corporation                              0.45%            51       41.55        2,119
PNM          PNM Resources Inc.                                             0.45%           105       20.43        2,145
RAI          Reynolds American Inc.                                         0.44%            32       65.79        2,105
RT           Ruby Tuesday, Inc.                                             0.45%           233        9.18        2,139
SAFT         Safety Insurance Group, Inc.                                   0.45%            60       35.85        2,151
SEH          Spartech Corporation                                           0.45%           156       13.72        2,140
TK           Teekay Corporation +                                           0.46%            41       52.66        2,159
TU           TELUS Corporation +                                            0.45%            44       48.06        2,115
TIN          Temple-Inland Inc. (6)                                         0.26%            62       20.10        1,246
TNP          Tsakos Energy Navigation Ltd. +                                0.45%            56       38.40        2,150
UVV          Universal Corporation                                          0.46%            41       52.74        2,162
VZ           Verizon Communications Inc.                                    0.45%            49       43.41        2,127
WSO          Watsco, Inc.                                                   0.45%            61       35.10        2,141
WMK          Weis Markets, Inc.                                             0.45%            54       39.29        2,122
WYE          Wyeth                                                          0.45%            48       44.90        2,155

                    Schedule of Investments (cont'd.)

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594


                    At the Opening of Business on the
                 Initial Date of Deposit-January 4, 2008


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(3)(4)                                    Price          Shares     Share       the Trust (2)
______________________________________                                    ____________   ______     _________   _____________
NYSE(R) International Target 25 Strategy Stocks (6.00%) +:
AEG          Aegon N.V.                                                     0.24%            65     $ 17.43     $  1,133
AZ           Allianz AG (ADR)                                               0.24%            54       21.21        1,145
AIB          Allied Irish Banks Plc (ADR)                                   0.24%            25       45.37        1,134
BCS          Barclays Plc (ADR)                                             0.24%            28       40.03        1,121
CM           Canadian Imperial Bank of Commerce                             0.24%            16       70.82        1,133
CS           Credit Suisse Group (ADR)                                      0.24%            19       59.76        1,135
DAI          Daimler AG                                                     0.23%            12       92.37        1,108
DB           Deutsche Bank AG                                               0.24%             9      128.90        1,160
DT           Deutsche Telekom AG (ADR)                                      0.24%            52       21.87        1,137
E            Eni SpA (ADR)                                                  0.24%            15       74.67        1,120
FTE          France Telecom S.A. (ADR)                                      0.24%            32       35.57        1,138
HMC          Honda Motor Co., Ltd. (ADR)                                    0.24%            34       33.10        1,125
ING          ING Groep N.V. (ADR)                                           0.24%            30       38.23        1,147
KB           Kookmin Bank (ADR)                                             0.24%            16       70.00        1,120
KEP          Korea Electric Power Corporation (ADR)                         0.24%            55       20.60        1,133
LYG          Lloyds TSB Group Plc (ADR)                                     0.24%            31       37.07        1,149
MTU          Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)              0.24%           123        9.30        1,144
NTT          Nippon Telegraph & Telephone Corporation (ADR)                 0.24%            46       24.84        1,143
REP          Repsol YPF, S.A. (ADR)                                         0.24%            31       36.70        1,138
RY           Royal Bank of Canada                                           0.24%            23       50.38        1,159
RBS          Royal Bank of Scotland Group Plc (ADR)                         0.24%           128        8.90        1,139
STO          StatoilHydro ASA (ADR)                                         0.24%            36       31.76        1,143
TI           Telecom Italia SpA (ADR)                                       0.24%            37       30.48        1,128
TM           Toyota Motor Corporation (ADR)                                 0.25%            11      106.90        1,176
UBS          UBS AG                                                         0.24%            25       45.58        1,140
                                                                          _______                               ________
                  Total Investments                                       100.00%                               $474,871
                                                                          =======                               ========
_____________

See "Notes to Schedule of Investments" on page 12.

Page 11


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 4, 2008. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $470,287 and $4,584, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 20.52% of the investments of the Trust.

(4) Securities of companies in the following sectors comprise the percentage of the investments of the Trust as indicated:
Consumer Discretionary, 13.26%; Consumer Staples, 9.32%; Energy, 11.94%; Financial Services, 12.25% (0.22% of Financial Services are REITs); Health Care, 9.75%; Industrials, 14.80%; Information Technology, 13.24%; Materials, 7.21%; Telecommunications Services, 3.96% and Utilities, 4.27%.

(5) Effective January 2, 2008, EchoStar Communications Corporation ("EchoStar Communications") spun-off EchoStar Holding Corp. ("EchoStar Holding"). Shareholders of EchoStar Communications received one share of EchoStar Holding for every five shares of EchoStar Communications. Because the initial selection of the Securities in the Trust's portfolio includes companies which have completed corporate spin-offs after a strategy's selection date, the Trust's portfolio will include Securities of both companies in the approximate proportion to the value of the two companies at the time of the spin-off.

(6) Effective December 31, 2007, Temple-Inland Inc. ("Temple-Inland") spun-off two subsidiaries, Forestar Real Estate Group Inc. ("Forestar") and Guaranty Financial Group, Inc. ("Guaranty"). Shareholders of Temple-Inland received one share of Forestar and one share of Guaranty for every three shares of Temple-Inland. Because the initial selection of the Securities in the Trust's portfolio includes companies which have completed corporate spin-offs after a strategy's selection date, the Trust's portfolio will include Securities of the companies in the approximate proportion to the value of the companies at the time of the spin-off.

+ Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1594, consists of a single portfolio known as Lone Star Core Portfolio, 1st Quarter 2008 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.


The objective of the Trust is to provide the potential for above-average capital appreciation. To achieve this objective, the Trust will invest in the common stocks of companies which are selected by applying five uniquely specialized strategies. Because the initial selection of the Securities in the Trust's portfolio includes companies which have completed corporate spin-offs after a strategy's selection date, the Trust's portfolio will include Securities of the companies in the approximate proportion to the value of such companies at the time of the spin-off. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). We cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.


Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Lone Star Core Portfolio has been developed for this purpose.

The Trust invests in a fixed portfolio of stocks which are selected by applying pre-determined screens and factors and holds the stocks for approximately 15 months. The Trust offers several important advantages:

- Complete transparency from the stock selection process, to portfolio holdings and individual stock weightings;

- Automated buy and sell decisions helping to eliminate unwanted emotions from the investment process;

- No embedded capital gains. Capital gains taxes are paid only if there is a profit;

- No style drift from manager-driven trading;

- Low cash positions so more of your money is put to work;

- Diversification, discipline, and a periodic rebalancing opportunity helping to decrease volatility and potentially increase returns.

The composition of the Trust on the Initial Date of Deposit is as follows:

- Approximately 36% common stocks which comprise the Target Growth Strategy, formerly known as the Target Large-Cap Strategy;

- Approximately 20% common stocks which comprise the S&P Target SMid60
Strategy;

- Approximately 20% common stocks which comprise the Value Line(R) Diversified Target 40 Strategy;

- Approximately 18% common stocks which comprise the Target Diversified Dividend Strategy;

- Approximately 6% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

                    Portfolio Strategies

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:


Step 1: We begin with all stocks traded on a U.S. exchange as of five business days prior to the date of this prospectus and screen for the following:


- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:


Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of five business days prior to the date of this prospectus.


Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

Value Line(R) Diversified Target 40 Strategy.

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:


Step 1: We start with the 400 stocks which Value Line(R) as of seven business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies and the stocks of companies with market capitalizations of less than $2 billion, and apply the following rankings as of five business days prior to the date of this prospectus.


Step 2: We rank these remaining stocks for sustainable growth rate.

Step 3: We then rank the stocks for their price to sales ratios.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer-discretionary and consumer-staples are considered separate sectors.

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:


Step 1: We begin with all stocks traded on a U.S. exchange as of five business days prior to the date of this prospectus and screen for the following:


- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:


Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of five business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.


Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

Factor 1: Price to book

Factor 2: Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of seven business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trust, which incorporates the S&P Target SMid 60 Strategy, is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Trust, which incorporates the Value Line(R) Target 25 Strategy, is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.


"NYSE" is a registered trademark of, and "NYSE International 100
Index(sm)" is a service mark of, the New York Stock Exchange, Inc. and have been licensed for use for certain purposes by First Trust
Portfolios L.P. The "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm) is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.


Standard & Poor's, Value Line and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

REITs. One of the Securities in the Trust is issued by a REIT. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Loews Corp.-Carolina Group, Microsoft Corporation and Reynolds American Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

           Hypothetical Performance Information

The following table compares the hypothetical performance information for the specified combination of the six strategies which comprise the Trust in their respective proportions ("Lone Star Core Strategy") and the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the Trust will outperform the comparative index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P 500 Index has been included for comparative purposes only. The S&P 500 Index, which consists of 500 large-cap stocks chosen by Standard and Poor's to be representative of the leaders of various industries, does not represent all of the market sectors (such as domestic small-cap and foreign stocks) in which the Trust invests.

               COMPARISON OF TOTAL RETURN(2)
     (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

           Hypothetical Strategy    Index
           Total Returns(1)         Total Returns
           _____________________    _____________
           Lone Star Core           S&P 500
Year       Strategy                 Index
           ______________           _______
1996         20.19%                    22.94%
1997         37.20%                    33.35%
1998         20.77%                    28.58%
1999         36.98%                    21.04%
2000         10.08%                    -9.10%
2001          9.56%                   -11.88%
2002         -9.82%                   -22.09%
2003         37.32%                    28.67%
2004         22.12%                    10.87%
2005         11.95%                     4.91%
2006         17.59%                    15.78%
2007          6.32%                     5.49%

____________

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Lone Star Core Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Lone Star Core Strategy achieved an average annual total return of 17.55%. In addition, over the full years listed above, the Lone Star Core Strategy achieved a greater average annual total return than the S&P 500 Index, which was 9.31%.

           Past performance is no guarantee of future results.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 18, 2008 through June 20, 2008. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "wrap fee accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________             ____________     __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.


You may use Rollover proceeds from a previous series of the Trust, termination proceeds from other unit investment trusts with a similar strategy as the Trust or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed any portion of the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price ("NOCP") as determined by The Nasdaq Stock Market, Inc. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of

Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.


The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of the Trust.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Standard & Poor's, Value Line(R) and/or the NYSE;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust.

The Trust is expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and (ii) equity interests in real estate investment trusts (the "REIT Shares") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in the Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations and REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from the Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through the Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. All Fee Accounts Units and FTPS Units will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you:

-  A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital and capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. The redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership." No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 5,000 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

            Lone Star Core Portfolio, 1st Quarter 2008 Series
                                 FT 1594

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

   FTPS Unit Servicing Agent:                      Trustee:

        FTP Services LLC                     The Bank of New York

      1001 Warrenville Road                   101 Barclay Street
      Lisle, Illinois 60532                New York, New York 10286
         1-866-514-7768                         1-800-813-3074
                                             24-Hour Pricing Line:
                                                1-800-446-0132
                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                        ________________________

     This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-147926) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                             January 4, 2008


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1594 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 4, 2008. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Standard & Poor's                                               1
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         2
Risk Factors
   Securities                                                   3
   Dividends                                                    3
   REITs                                                        3
   Foreign Issuers                                              4
Litigation
   Microsoft Corporation                                        5
   Tobacco Industry                                             5
Securities
   Target Growth Strategy Stocks                                6
   S&P Target SMid60 Strategy Stocks                            8
   Value Line(R) Diversified Target 40 Strategy Stocks         11
   Target Diversified Dividend Strategy Stocks                 14
   NYSE(R) International Target 25 Strategy Stocks             16

Standard & Poor's

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Portfolio or the Trust; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE (R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owner of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Foreign Issuers. Since certain of the Securities in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 16 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft appealed the entire ruling. However, on September 17, 2007, the fines and almost every aspect of the Commission's order were upheld by the European Court of First Instance.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the Trust are involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the Trust described in the prospectus.

                      Target Growth Strategy Stocks


Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Amphenol Corporation, headquartered in Wallingford, Connecticut, is a designer, manufacturer and marketer of electrical, electronic and fiber-optic connectors, interconnect systems, and coaxial and flat-ribbon cable.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

Cameron International Corporation, headquartered in Houston, Texas, manufactures oil and gas pressure control and separation equipment worldwide.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, the Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

Jacobs Engineering Group Inc., headquartered in Pasadena, California, is a professional services firm focused exclusively on providing a broad range of technical professional services to a large number of industrial, commercial and governmental clients worldwide.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Loews Corp.-Carolina Group, headquartered in New York, New York, was created by Loews Corporation, a holding company, to track the performance of Lorillard, Inc., Loews' wholly-owned subsidiary, which is engaged in the production and sale of cigarettes.

The Manitowoc Company, Inc., headquartered in Manitowoc, Wisconsin, designs and manufactures commercial ice machines and refrigeration products, cranes and related products, and provides ship-repair and construction services for the maritime industry.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Noble Corporation, incorporated in Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Tim Hortons, Inc., headquartered in Oakville, Ontario, Canada, is engaged in franchising fast food restaurants which serve coffee drinks, tea, soups, sandwiches and bakery products. The company operates restaurants in Canada and the United States.


                   S&P Target SMid 60 Strategy Stocks


Actel Corporation, headquartered in Sunnyvale, California, designs, develops and markets field programmable gate arrays and associated development system software and programming hardware.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in the airline business.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Audiovox Corporation, headquartered in Hauppauge, New York, and its subsidiaries engage in the design and marketing of electronic products worldwide.

Avis Budget Group Inc., headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Belo Corp. (Class A), headquartered in Dallas, Texas, is a media company with a diversified group of television broadcasting, newspaper publishing, cable news and interactive media operations.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Brooks Automation Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry; and central substrate handling systems and modules for the flat panel display manufacturing industry.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Collective Brands, Inc., headquartered in Topeka, Kansas, operates as a family footwear retailer. The company offers athletic and casual footwear, dress shoes, sandals, work and fashion boots, and slippers, as well as accessories, such as handbags and hosiery.

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

Corus Bankshares, Inc., headquartered in Chicago, Illinois, is the bank holding company for Corus Bank N.A., which provides consumer and corporate banking products and services.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Jo-Ann Stores, Inc., headquartered in Hudson, Ohio, operates as a specialty retailer of crafts in the United States.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Lee Enterprises Incorporated, headquartered in Davenport, Iowa, publishes daily newspapers, and weekly classified and specialty publications in the United States.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.

Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Volt Information Sciences, Inc., headquartered in New York, New York, provides staffing, and telecommunications and information solution services in the United States. The company operates in four segments:
Staffing Services; Telephone Directory; Telecommunications Services; and Computer Systems.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


           Value Line(R) Diversified Target 40 Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Alliant Techsystems Inc., headquartered in Edina, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems and other high-tech components.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Carpenter Technology Corporation, headquartered in Wyomissing,
Pennsylvania, manufactures, fabricates and distributes specialty metals and engineered products. The company's products include stainless steels, special alloys, ceramics, titanium products and other steel.

Coventry Health Care, Inc., headquartered in Bethesda, Maryland, is a managed healthcare company that provides comprehensive health benefits and services to employer groups and government-funded groups in the midwestern, mid-Atlantic and southeastern regions of the United States.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Dick's Sporting Goods, Inc., headquartered in Pittsburgh, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

DST Systems, Inc., headquartered in Kansas City, Missouri, provides information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial service organizations.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

EchoStar Communications Corporation (Class A), headquartered in Littleton, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services. The company also delivers video, audio and data services to business television customers.

EchoStar Holding Corp., headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

Frontier Oil Corporation, headquartered in Houston, Texas, is an independent energy company engaged in crude oil refining and the wholesale marketing of refined petroleum products.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Helix Energy Solutions Group Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

Hercules Incorporated, headquartered in Wilmington, Delaware, engages in the manufacture and marketing of specialty chemicals and related services for various business, consumer, and industrial applications.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Johnson Controls, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures, installs and services control systems for nonresidential buildings. The company also manufactures automotive seating and interior systems.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

Nasdaq Stock Market Inc., headquartered in New York, New York, provides securities listing, trading, and information products and services.

Omnicom Group Inc., headquartered in New York, New York, operates advertising agencies which plan, create, produce and place advertising in various media. The company also offers marketing consultation, market research, sales promotion programs, public relations and other services.

Parker Hannifin Corporation, headquartered in Cleveland, Ohio, manufactures fluid power systems, electromechanical controls and related components.

The Pepsi Bottling Group, Inc., headquartered in Somers, New York, manufactures, sells and distributes Pepsi-Cola beverages.

Rowan Companies, Inc., headquartered in Houston, Texas, is a provider of international and domestic contract drilling and aviation services.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

SYSCO Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.

Transatlantic Holdings, Inc., headquartered in New York, New York, through its subsidiaries, provides reinsurance for various property and casualty products on treaty and facultative basis.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, SMedicaid, and senior markets.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.

Xerox Corporation, headquartered in Stamford, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.

               Target Diversified Dividend Strategy Stocks


Advanta Corp. (Class B), headquartered in Spring House, Pennsylvania, provides financial services products that include business credit cards, insurance, and deposit products. The company utilizes direct marketing and other sources of information to develop data and modeling tools to identify potential customers and target markets.

American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation operations, intermodal transportation operations, truck tire retreading and new truck tire sales.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice, wireless services, and directory publishing and advertising services.

Cohu, Inc., headquartered in Poway, California, designs, manufactures, and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Forestar Real Estate Group Inc., headquartered in Austin, Texas, is a real estate investment and development company operating diverse real estate projects and investments which range from master-planned communities to commercial developments.

Guaranty Financial Group, Inc., headquartered in Austin, Texas, is a financial services company. The company operates a federally-chartered savings bank which offers commercial and consumer banking services. The company also operates an insurance company which provides commercial and personal lines of insurance.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

Integrys Energy Group, Inc., headquartered in Chicago, Illinois, is a holding company for regulated utility and non-regulated business units that distribute electricity and natural gas to customers in the upper midwestern United States.

Iowa Telecommunications Services Incorporated, headquartered in Newton, Iowa, operates a full-service telecommunications company in Iowa. The company provides local and long distance telephone and Internet services to both residential and business customers throughout the state.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

LCA-Vision Inc., headquartered in Cincinnati, Ohio, is a developer and operator of fixed-site, laser vision correction centers under the brand name "LasikPlus."

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

Louisiana-Pacific Corporation, headquartered in Portland, Oregon, and its subsidiaries are principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing.

MBIA Inc., headquartered in Armonk, New York, is engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis.

Nam Tai Electronics, Inc., headquartered in Hong Kong, China, is an electronics manufacturing and design services provider to original equipment manufacturers of telecommunication and consumer electronic products.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Spartech Corporation, headquartered in Clayton, Missouri, manufactures engineered thermoplastic materials, polymer compounds and molded products for various manufacturers. Products also include extruded sheet and rollstock, color concentrates and specialty plastic alloys.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Temple-Inland Inc., headquartered in Austin, Texas, through its subsidiaries, conducts operations in three groups: Paper, Building Products and Financial Services.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Watsco, Inc., headquartered in Coconut Grove, Florida, is an independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (HVAC) in the United States.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company also operates the SuperPetz pet supply chain of stores.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.


             NYSE(R) International Target 25 Strategy Stocks


Canada
______

Canadian Imperial Bank of Commerce, headquartered in Toronto, Ontario, Canada, provides various banking and financial services to individuals, government and corporate clients in Canada and around the world.

Royal Bank of Canada, headquartered in Toronto, Ontario, Canada, offers a range of banking and financial services in North America and internationally.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

Ireland
_______

Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
___________

Kookmin Bank (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

Spain
_____

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

Lloyds TSB Group Plc (ADR), headquartered in London, England, is a global financial services company that provides retail banking, wealth management, personal loans, credit cards, and insurance and mortgage services.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1


                           SIGNATURES

     The Registrant, FT 1594, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT
1393; FT 1422; FT 1423; FT 1524; FT 1525; FT 1573 and FT 1590 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1594, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 4, 2008.

                              FT 1594

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By: Jason T. Henry
                                  Senior Vice President



                              S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE

Judith M. Van Kampen         Director           )
                             of The Charger     )   January 4, 2008
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios L.P.    )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )   Jason T. Henry
                             Corporation, the   )   Attorney-in-Fact**
                             General Partner of )
                             First Trust        )
                             Portfolios L.P.    )

David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios L.P.    )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.



                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-147926 on Form S-6 of our report dated January 4, 2008, relating to the financial statement of FT 1594, comprising Lone Star Core Portfolio, 1st Quarter 2008
Series appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
January 4, 2008



                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1594 and certain subsequent Series, effective January 4, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).




                               S-6


2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7